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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934


For the months of September and October, 2000.

         Sideware Systems Inc.

         Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F      X      .                   Form 40-F             .
                  -------------                             -------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes                   .                   No        X           .
             ------------------                       -------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with RULE 12g3-2(b): 82 -                 .
                                    -----------------

SIDEWARE SYSTEMS INC. HEREBY INCORPORATES THIS FORM 6-K BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS:

1. THE FORM F-3 REGISTRATION STATEMENT OF SIDEWARE SYSTEMS INC. FILED APRIL 18, 2000, UNDER REGISTRATION NO. 333-34984, AND AMENDED JUNE 8, 2000.

2. THE FORM F-3 REGISTRATION STATEMENT OF SIDEWARE SYSTEMS INC. FILED JUNE 8, 2000, UNDER REGISTRATION NO. 333-38876.


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                                     FORM 27

                                 SECURITIES ACT
              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.       REPORTING ISSUER

              Sideware Systems Inc. #102 - 930 West First Street, North Vancouver, B.C. V7P 3N4 (the "Company")


ITEM 2.       DATE OF MATERIAL CHANGE

              October 16, 2000 and
              September 25, 2000


ITEM 3.       PRESS RELEASE

              October 5, 2000 at Reston, Virginia
              September 27, 2000 at Reston, Virginia


ITEM 4.       SUMMARY OF MATERIAL CHANGE

              Effective October 16, 2000 James Speros replaces Owen Jones as President and CEO of the Company.

              Effective September 25, 2000 Rahul Bardhan has been appointed to the position of Chief Technology Officer of the Company.


ITEM 5.       FULL DESCRIPTION OF THE MATERIAL CHANGE

              Effective October 16, 2000, Owen Jones has resigned as President and Chief Executive Officer of the Company. James Speros has been appointed to the positions of President and Chief Executive Officer.

              Mr. Jones has held the positions of director, President, and Chief Executive Officer since May 1995. He will continue as a member of the Company's Board of Directors.

              Mr. Speros was appointed to the Board of Directors of the Company on August 5, 1998. Since that time, he has also held the positions of President


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              and Chief Operating Officer of Sideware Corp., the Company's
              wholly owned U.S. subsidiary.

              Effective September 25, 2000, the Company has appointed Rahul Bardhan as the Company' Chief Technology Officer. Mr. Bardhan was previously employed as a Senior Practice Director in the Advanced Technology Solutions division of Oracle Corp. During a six year career with Oracle Corp. Mr. Bardhan also worked in Oracle's national e-commerce consulting practice and in the development of internet-based systems.


ITEM 6.       RELIANCE ON  SECTION 85(2) OF THE ACT

              Not applicable.


ITEM 7.       OMITTED INFORMATION

              Not applicable.


ITEM 8.       SENIOR OFFICERS

              Grant Sutherland, Chairman.  Phone: 688-0047.


ITEM 9.       STATEMENT OF SENIOR OFFICER

              The foregoing accurately discloses the mater change referred to herein.



Dated October 13, 2000 at Vancouver, B.C.




         "GRANT SUTHERLAND"
------------------------------------
Grant Sutherland, Chairman


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                                     FORM 27

                                 SECURITIES ACT
              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.       REPORTING ISSUER

              Sideware Systems Inc. #102 - 930 West First Street, North Vancouver, B.C. V7P 3N4 (the "Company")


ITEM 2.       DATE OF MATERIAL CHANGE

              October 5, 2000


ITEM 3.       PRESS RELEASE

              October 6, 2000 at Vancouver, British Columbia


ITEM 4.       SUMMARY OF MATERIAL CHANGE

              The Company has settled its outstanding legal disputes with its former President, Lawrence Kostiuk, and other individuals and companies related to Mr. Kostiuk.


ITEM 5.       FULL DESCRIPTION OF THE MATERIAL CHANGE

              The Company has entered into a settlement of its outstanding legal disputes with its former President, Lawrence Kostiuk, and other individuals and companies related to Mr. Kostiuk.

              Under the settlement, the Company has agreed to issue 60,000 shares to Carolyn Kostiuk, the wife of Mr. Kostiuk. In addition, 9123 Investments Ltd., a wholly owned subsidiary of the Company, has returned approximately $68,000 which it received from the sale of the Kostiuk residence. Carolyn Kostiuk has transferred 100% of the issued and outstanding shares of 484117 B.C. Ltd. to the Company. 484117 B.C. Ltd. was advancing claims totaling in excess of $1.5 million against the Company. The parties have also exchanged mutual general releases. As a result of the settlement, the Company has eliminated a contingent liability of approximately $1.5 million previously recorded in the Company's financial statements.


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ITEM 6.       RELIANCE ON  SECTION 85(2) OF THE ACT

              Not applicable.


ITEM 7.       OMITTED INFORMATION

              Not applicable.


ITEM 8.       SENIOR OFFICERS

              Grant Sutherland, Chairman.  Phone: 688-0047.


ITEM 9.       STATEMENT OF SENIOR OFFICER

              The foregoing accurately discloses the mater change referred to herein.



Dated October 13, 2000 at Vancouver, B.C.




         "GRANT SUTHERLAND"
------------------------------------
Grant Sutherland, Chairman

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                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Sideware Systems Inc.



                                             "Grant Sutherland"

Date:  October 13, 2000                      By:  Grant Sutherland, Chairman